UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-28472
CUSIP NUMBER: 25387R-40-7

(Check One):

☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transaction period ended _____

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant

DIGITAL VIDEO SYSTEMS, INC.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

430 Cambridge Avenue, Suite 110

City, State and Zip Code

Palo Alto, CA 94306

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 1, 2005, a jury in the Superior Court of Santa Clara County, California rendered a verdict against the Company, finding that the Company's former chief executive officer had a series of binding agreements with the Company and that she was entitled to approximately $2,670,000. On February 4, 2005, the judge entered the verdict, but stayed its enforcement for 70 days. On March 7 and 8, 2005, the judge held hearings to consider the

Company's motions for a new trial, a judgment notwithstanding the verdict and equitable estoppel. The judge is expected to issue his findings by April 15, 2005. Because of the potential impact of this litigation on the Company's financial statements, the Company will be unable to file its Form 10-K for the year ended December 31, 2004 by March 31, 2005. The Company estimates that it will file its Form 10-K for the year ended December 31, 2004 on or before the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

A. John Murphy	(650)	323-6400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes   ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes   ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


DIGITAL VIDEO SYSTEMS, INC.
(Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005   By: _____ /s/ Thomas A. Spanier
                                                            Thomas A. Spanier
                                                            Chief Executive Officer

DIGITAL VIDEO SYSTEMS, INC.
Form 12b-25
PART IV, ITEM (3)

Explanation: The Company has reserved approximately $350,000 for compensation claims by its former chief executive officer. The court's final decision on the pending post-trial motions could result in further adjustments to the Company's financial statements for the fiscal year ended December 31, 2004. Because the final decision has not yet been rendered, the Company is unable to quantify the impact of this judgment on its financial statements.